UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

My Size, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62844N 208

(CUSIP Number)

MILTON C. AULT, III

c/o Ault Capital Management LLC

11411 Southern Highlands Parkway, Suite 330

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62844N 208

1	NAME OF REPORTING PERSON MILTON C. AULT, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,489,235
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,489,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,489,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 62844N 208

1	NAME OF REPORTING PERSON AULT ALPHA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,489,235
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,489,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,489,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON PN

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CUSIP No. 62844N 208

1	NAME OF REPORTING PERSON AULT ALPHA GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,489,235
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,489,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,489,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON OO

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CUSIP No. 62844N 208

1	NAME OF REPORTING PERSON AULT CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,489,235
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,489,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,489,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON OO, IA

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CUSIP No. 62844N 208

1	NAME OF REPORTING PERSON AULT & COMPANY, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,489,235
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,489,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,489,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 62844N 208

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of My Size, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is HaYarden 4, POB 1026, Airport City, Israel, 7010000.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Milton C. Ault, III, Chief Executive Officer of Ault Capital Management LLC;

(ii)	Ault Alpha LP, a Delaware limited partnership (“Ault Alpha”);

(iii)	Ault Alpha GP LP, a Delaware limited partnership (“Ault Alpha GP”), the general partner of Ault Alpha;

(iv)	Ault Capital Management LLC, a Delaware limited liability company (“Ault Capital Management”), the general partner of Ault Alpha GP and the investment manager of Ault Alpha; and

(v)	Ault & Company, Inc., a Delaware corporation (“Ault & Company”), the sole member of Ault Alpha GP and Ault Capital Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors, if applicable, of Ault Capital Management and Ault & Company. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of the Reporting Persons is c/o Ault Capital Management LLC, 11411 Southern Highlands Parkway, Suite 330, Las Vegas, Nevada 89141.

(c)       The principal occupation of Mr. Ault is serving as the Executive Chairman of Ault Global Holdings, Inc. (“Ault Global”). Ault Global is a diversified holding company that owns operating subsidiaries and divisions engaged in a number of diversified business operations including the defense, aerospace, commercial, health/medical, finance and commercial lending sectors. The principal business of each of Ault Alpha, Ault Alpha GP, Ault Capital Management and Ault & Company is investing in securities.

(d)       No Reporting Person nor any person listed in Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 62844N 208

(e)       No Reporting Person nor any person listed in Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Ault Alpha, Ault Alpha GP, Ault Capital Management and Ault & Company are organized under the laws of the State of Delaware. Mr. Ault is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Ault Alpha were purchased with its working capital. Ault Alpha expended an aggregate of $2,137,982.81 for the purchase of the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or, eventually, decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have a present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 15,042,155 Shares outstanding, which is the total number of Shares outstanding as of August 11, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 2021.

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CUSIP No. 62844N 208

A.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 1,489,235 Shares, consisting of the Shares owned directly by Ault Alpha. Mr. Ault may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of his relationship with such entity described in Item 2.

Percentage: 9.90%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,489,235 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,489,235

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

B.	Ault Alpha

(a)	As of the date hereof, Ault Alpha owned directly 1,489,235 Shares.

Percentage: 9.90%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,489,235 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,489,235

(c)	The transactions in the Shares by Ault Alpha during the past sixty days are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market.

C.	Ault Alpha GP

(a)	As of the date hereof, Ault Alpha GP may be deemed to beneficially own 1,489,235 Shares, consisting of the Shares owned directly by Ault Alpha. Ault Alpha GP may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationship with such entity described in Item 2.

Percentage: 9.90%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,489,235 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,489,235

(c)	Ault Alpha GP has not entered into any transactions in the Shares during the past sixty days.

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CUSIP No. 62844N 208

D.	Ault Capital Management

(a)	As of the date hereof, Ault Capital Management may be deemed to beneficially own 1,489,235 Shares, consisting of the Shares owned directly by Ault Alpha. Ault Capital Management may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationship with such entity described in Item 2.

Percentage: 9.90%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,489,235 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,489,235

(c)	Ault Capital Management has not entered into any transactions in the Shares during the past sixty days.

E.	Ault & Company

(a)	As of the date hereof, Ault & Company may be deemed to beneficially own 1,489,235 Shares, consisting of the Shares owned directly by Ault Alpha. Ault & Company may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationship with such entity described in Item 2.

Percentage: 9.90%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,489,235 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,489,235

(c)	Ault & Company has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

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CUSIP No. 62844N 208

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Milton C. Ault, III, Ault Alpha LP, Ault Alpha GP LP, Ault Capital Management LLC and Ault & Company, Inc., dated September 23, 2021.

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CUSIP No. 62844N 208

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2021

AULT ALPHA LP
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	CEO of Ault Capital Management LLC, the Managing Member of Ault Alpha GP LP, the General Partner

AULT ALPHA GP LP

By:	/s/ Milton C. Ault, III
	Name:	Milton C. Ault, III
	Title:	CEO of Ault Capital Management LLC, the Managing Member

AULT CAPITAL MANAGEMENT LLC

By:	/s/ Milton C. Ault, III
	Name:	Milton C. Ault, III
	Title:	Chief Executive Officer

AULT & COMPANY, INC.

By:	/s/ Milton C. Ault, III
	Name:	Milton C. Ault, III
	Title:	Chief Executive Officer

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CUSIP No. 62844N 208

SCHEDULE A

Executive Officers of Ault Capital Management LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Chief Executive Officer	Executive Chairman of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
William B. Horne Chief Operating Officer	Chief Executive Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Henry C.W. Nisser President and General Counsel	President and General Counsel of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A New York, NY 10017	Sweden
Kenneth Cragun Chief Financial Officer	Chief Financial Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA

Executive Officers and Directors of Ault & Company, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Chief Executive Officer and Chairman of the Board of Directors	Executive Chairman of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
William B. Horne Chief Financial Officer and Vice Chairman of the Board of Directors	Chief Executive Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A New York, NY 10017	Sweden
Darren Magot Senior Vice President and Director	Chief Executive Officer of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA

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CUSIP No. 62844N 208

SCHEDULE B

Transactions in the Shares of Common Stock During the Last Sixty Days

Ault Alpha LP

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	125,598	1.2795	09/08/2021
Purchase of Common Stock	280,893	1.3719	09/09/2021
Purchase of Common Stock	283,421	1.4411	09/10/2021
Purchase of Common Stock	67,447	1.3916	09/13/2021
Purchase of Common Stock	157,832	1.4566	09/14/2021
Purchase of Common Stock	185,000	1.4911	09/15/2021
Purchase of Common Stock	10,000	1.3831	09/17/2021
Purchase of Common Stock	33,850	1.3258	09/21/2021
Purchase of Common Stock	10,000	1.3639	09/22/2021
Purchase of Common Stock	335,194	1.526	09/23/2021

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EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.001 par value, of My Size, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: September 23, 2021

AULT ALPHA LP
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	CEO of Ault Capital Management LLC, the Managing Member of Ault Alpha GP LP, the General Partner

AULT ALPHA GP LP

By:	/s/ Milton C. Ault, III
	Name:	Milton C. Ault, III
	Title:	CEO of Ault Capital Management LLC, the Managing Member

AULT CAPITAL MANAGEMENT LLC

By:	/s/ Milton C. Ault, III
	Name:	Milton C. Ault, III
	Title:	Chief Executive Officer

AULT & COMPANY, INC.

By:	/s/ Milton C. Ault, III
	Name:	Milton C. Ault, III
	Title:	Chief Executive Officer